Exhibit 99.3

Consolidated Capitalization of Bank of Montreal

The following table sets forth the consolidated capitalization of the Bank at October 31, 2011.

YTD-2000
As at
(in millions of Canadian dollars)	October 31, 2011
Non-Controlling Interest in Subsidiaries (1)
BMO BOaTS – Series D (2)	606
BMO BOaTS – Series E (2)	454
Non-Controlling Interest in Other Subsidiaries	288

Total Non-Controlling Interest in Subsidiaries.	1,348

Subordinated Debt	5,348

Capital Trust Securities(1)
BMO BOaTS – Series C	400

Shareholders’ Equity
Preferred Shares (3)	2,861
Common Shares	11,190
Contributed Surplus	113
Retained Earnings	14,275
Accumulated Other Comprehensive Loss	(316)

Total Shareholders’ Equity	28,123

Total Capitalization	35,219

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 18 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2011.
(2)	Amounts shown for BMO BOaTS – Series D – and BMO BOaTS – Series E are net of external issuance costs of $5 million and $3 million, respectively, and include distribution liability of $11 million and $7 million, respectively.
(3)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 5, 10, 13, 14, 15, 16, 18, 21, 23 and 25. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2011.